February 20, 2014

VIA EDGAR and FACSIMILE

Mr. Justin Dobbie

Legal Branch Chief

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Pershing Gold Corporation (the “Company”)

Registration Statement on Form S-1

Filed November 13, 2013

File No. 333-192317

Dear Mr. Dobbie:

The Company is in receipt of the comment letter dated December 9, 2013 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in respect of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).  In connection therewith, the Company has amended the Registration Statement (the “Amended Registration Statement”) in response to the Comment Letter, as well as providing certain additional information.

The Company submits this letter in response to the Comment Letter. For ease of reference, the text of each of the Staff’s comments is reproduced in bold-face type below, followed by the Company’s responses.  For the Staff’s convenience, we have included with this letter a “clean” copy of the Amended Registration Statement filed with the Commission on February 20, 2014, and a “redlined” copy of the Amended Registration Statement showing all changes to the filing since the filing of the Registration Statement with hand marks showing which changes correspond to which of the Staff’s comments in the Comment Letter.

Selling Stockholders

1.                                      Please confirm whether any of the selling stockholders are broker-dealers or are affiliates of broker-dealers and make corresponding revisions to this section.  Alternatively, please revise your prospectus to include appropriate disclosure regarding any broker-dealers or affiliates of broker-dealers.

Response:  The Company confirms that three of the selling stockholders are broker-dealers or affiliates of broker dealers and has supplemented the disclosure regarding such

Pershing Gold Corporation | 1658 Cole Boulevard, Building 6, Suite 210, Lakewood, CO 80401

Phone 720-974-7248 | www.pershinggold.com | Fax 720-974-7249

selling stockholders as requested.  Please see footnotes 12, 21 and 23 on pages 42-43 of the Amended Registration Statement.

2.                                      We note that you have not named Barry Honig as a statutory underwriter pursuant to Section 2(a)(11) of the Securities Act of 1933.  Please provide a detailed legal analysis explaining why this is not necessary.  For guidance, refer to Interpretive Response 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations.

Response:

Mr. Honig is not a statutory underwriter as described in Section 2(a)(11) of the Securities Act of 1933, as amended (the “Act”).

Section 2(a)(11) of the Act provides a definition of underwriter as “any person who has purchased from the issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security.”  This is a facts and circumstances determination that requires examination of the intention of the person in question at the time of the purchase, and is typically evidenced by certain practices, identified in the factors that form the elements of Rule 144 under the Act, that are absent in the case of Mr. Honig.

Mr. Honig, a director and large shareholder of the Company, has in numerous public filings made on Forms 13G and Forms 4 never reported any share sales.  Mr. Honig first invested in the Company in June 2010, when the Company was a sports and entertainment enterprise known as Empire Sports & Entertainment, Co.  He became a director of the Company on September 29, 2010.  In the Company’s Current Report on Form 8-K filed October 5, 2010 (3¼ years ago) Mr. Honig already had reported ownership of 3,803,333 shares of common stock and 400,000 options.  Since that time Mr. Honig championed the change of direction, attracted new management, and transitioned the Company into gold exploration and production by acquiring an existing highly regarded mine property in Nevada.  Over the past two years, as the Company has acquired additional parcels and invested in drilling, permitting and exploration activities, Mr. Honig has committed many millions of his personal funds to support the Company with the capital required for such business expenditures.  Over the past three and a half years, Mr. Honig has consistently been a buyer of Company common and preferred stock.  Mr. Honig has participated in every round of financing by the Company, and has not sold any shares during his association with the Company.

Mr. Honig and his affiliate, GRO Consultants, Inc. 401K, are seeking registration of 8,962,423 shares of Company common stock purchased in 2010, 2011 and 2012.  The purchase of these shares was, in each case, for investment purposes.  In no instance was Mr. Honig buying the securities with any intention to distribute them, a pre-condition to acting as a statutory underwriter.  Mr. Honig’s initial investment of 3,470,000 shares, made in June 2010, were purchases of 2,970,000 shares from the Company and 500,000 shares from another stockholder.  In September of 2010, Mr. Honig converted debt owed to him by the Company into 333,332 shares of common stock.  In February 2011, he received 750,000 shares in connection with a credit line he was extending to the Company.  In November 2011, he purchased 1,000,000 shares in a private transaction from another investor who was selling his shares, and in December 2012, he purchased 3,409,091 shares as part of a private placement by the Company involving a larger number of investors.  Mr. Honig is only registering for resale approximately 11% of the shares he beneficially owns, and even if all the shares registered for resale were sold, Mr. Honig would continue to beneficially own approximately 23% of the Company’s common stock.

In addition to the statutory language, we have reviewed the factors set forth in CDI 612.09, and provide the following responses to those factors as follows.

Length of time the securities have been held:  As indicated above, the shares being offered by Mr. Honig in this registration statement have been held for a minimum of 14 months, and for most of the shares, more than three years.  By looking at the overall picture of Mr. Honig’s investments made in the Company as far back as 2010, it is clear that he holds his investments for the long term.  His participation in the resale registration statement provides him with additional investment flexibility, but does not indicate any change in his investment intent and he is under no obligation or compulsion to sell in accordance with the Plan of Distribution therein.

Circumstances under which the securities were received:  As more fully explained above, the shares of common stock being registered for resale in the registration statement were purchased by Mr. Honig in private transactions from the Company or other investors, and not in any underwritten offerings. In each case, the resale of the securities was restricted at the time of sale, all certificates contained appropriate restrictive legends, the shares were subject to stop transfer instructions on resales, and any resale had to be effected in accordance with the exemptions from registration afforded by Rule 144.  As a director and significant stockholder, Mr. Honig was aware that resales of his shares, if any, would require compliance with the restricted and control securities provisions of Rule 144.

Relationship with the issuer:  Mr. Honig is a director and currently owns 13.0% of the Company’s outstanding common stock.  Giving effect to the beneficial ownership rules and assuming conversion of his outstanding convertible securities and exercise of currently exercisable warrants, his beneficial ownership is 24.4% of the Company’s common stock.  Most of the shares being registered for resale were purchased from the Company in support of the Company’s growth.  As indicated in its public filings, the Company, like most exploration stage mining companies, has experienced ongoing needs for cash to finance further exploration and development of its Relief Canyon mine project (a previously operating gold mine).  Mr. Honig’s continuous personal participation in the Company’s financings was consistent with his leadership role in demonstrating to the investment community his commitment to the project and his long term investment horizon.

Amount of securities sold:  Mr. Honig and his affiliated entity are registering 8,962,423 shares of common stock in the resale registration statement, representing approximately 3.2% of the Company’s shares, an insignificant percentage of the outstanding shares of the Company.

Is the person in the business of underwriting securities:  Mr. Honig is not in the business of underwriting securities and is not a broker-dealer or an affiliate of a broker-dealer.  As indicated above, he is not in the business of the purchase and sale of securities, although he is an active private high net worth investor utilizing his own funds in numerous and disparate ventures.  As a selling stockholder, Mr. Honig is not acting on behalf of the Company with respect to any shares he might resell and is under no obligation to continue to fund the Company.  The Company has no contractual, legal or other relationship with Mr. Honig (other than the Company’s insider trading policy and Mr. Honig’s affiliate status, which would limit the volume of sales of control shares under Rule 144) that would control the timing, nature or amount of the resale of shares by Mr. Honig, or whether Mr. Honig’s shares are resold at all.

Is the person a conduit for the Company: Mr. Honig and the Company are and have at all times acted independently from each other.  The resale registration is an arms’ length resale, from which the Company will derive no proceeds.  Mr. Honig’s participation in the resale is not a disguised primary offering, as the Company completed these issuances to Mr. Honig between 14 and 44 months ago.  He is not a conduct for the Company’s offerings.  Mr. Honig is participating in the resale registration statement to provide some potential future investment flexibility, but has no current expectation of resale, no plan or timetable for disposal of his securities and no understanding with the Company that any proceeds he receives from sale of these securities would be reinvested.

The Company believes that the totality of the circumstances indicate that Mr. Honig is plainly not acting as a conduit for the Company and thus is not a statutory underwriter by his participation in the resale registration statement.

3.                                      We note that the opinion is limited to the “Nevada Private Corporations Chapter of the Nevada Revised Statutes, Nev. Rev. Stat. 78.”  Please have counsel confirm that the above referenced chapter of the Nevada Revised Statutes contains all applicable provisions of Nevada state law necessary for counsel to opine upon the legality of the securities being registered.

Response:  Counsel for the Company confirms that the Nevada Private Corporations Chapter of the Nevada Revised Statute, Nev. Rev. Stat. 78 contains all applicable provisions of Nevada state law necessary for counsel to opine on the legality of the securities being issued.  Counsel notes for the Staff that the Private Corporations Chapter of the Nevada Revised Statute is the corporations code for Nevada.  This is the equivalent of the General Corporations Law of Delaware, which the Staff has indicated in Staff Legal Bulletin No. 19, is an appropriate limitation in 5.1 opinions.

Registrant’s Closing Comments

We acknowledge a) that we are responsible for the adequacy and accuracy of the disclosure in the filing, b) that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and c) that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We acknowledge that we will be required to update the financial information prior to requesting acceleration of the registration statement.  However, following discussions with the Staff, we decided to respond to the SEC comment letter prior to completion of year-end financial statements so that we could resolve all outstanding issues as soon as possible.  If you believe that our responses require further comment, we would appreciate it if you could give us a call so we can discuss those comments prior to submitting another comment letter.  Should you have additional questions or comments, please contact our counsel, Deborah Friedman, at (303) 892-7499, or the undersigned at (720) 974-7250.

Sincerely,

/s/ Steve Alfers

Steve Alfers
President and Chief Executive Officer

cc:                                Donald E. Field, SEC

Deborah Friedman, Davis Graham & Stubbs LLP

Enclosures